UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

PENFORD CORPORATION
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $1.00 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

707051108
--------------------------------------------------------------------------------
(CUSIP Number)

Jonathan D. Wasserman
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

_____________________________________________________________________________
1.           Name of Reporting Persons.

Zell Credit Opportunities Master Fund, L.P.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________
NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000 (1)
OWNED BY
EACH                                9.           Sole Dispositive Power – 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000 (1)
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000 (1)
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)
8.1% (2)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
PN
_____________________________________________________________________________
(1) The shares of Common Stock being reported hereunder are beneficially owned by the Reporting Persons by virtue of the Reporting Persons’ ability to beneficially acquire such shares within the next sixty (60) days upon conversion of all or a portion of the 100,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, that were issued by the Issuer to Zell Credit Opportunities Master Fund, L.P. on April 7, 2010.
(2) Based on 11,363,272 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended February 28, 2010, and assuming conversion of the 100,000 shares of Series B Voting Convertible Preferred Stock described above.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

_____________________________________________________________________________
1.           Name of Reporting Persons.
Zell Credit Opportunities (GenPar), L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________
NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000 (1)
OWNED BY
EACH                                9.           Sole Dispositive Power – 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000 (1)
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000 (1)
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)
8.1% (2)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO – limited liability company
_____________________________________________________________________________
(1) The shares of Common Stock being reported hereunder are beneficially owned by the Reporting Persons by virtue of the Reporting Persons’ ability to beneficially acquire such shares within the next sixty (60) days upon conversion of all or a portion of the 100,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, that were issued by the Issuer to Zell Credit Opportunities Master Fund, L.P. on April 7, 2010.
(2) Based on 11,363,272 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended February 28, 2010, and assuming conversion of the 100,000 shares of Series B Voting Convertible Preferred Stock described above.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

_____________________________________________________________________________
1.           Name of Reporting Persons.
EGI Investment Manager, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
____________________________________________________________________________
NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000 (1)
OWNED BY
EACH                                9.           Sole Dispositive Power – 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000 (1)
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000 (1)
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)
8.1% (2)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO – limited liability company
____________________________________________________________________________
(1) The shares of Common Stock being reported hereunder are beneficially owned by the Reporting Persons by virtue of the Reporting Persons’ ability to beneficially acquire such shares within the next sixty (60) days upon conversion of all or a portion of the 100,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, that were issued by the Issuer to Zell Credit Opportunities Master Fund, L.P. on April 7, 2010.
(2) Based on 11,363,272 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended February 28, 2010, and assuming conversion of the 100,000 shares of Series B Voting Convertible Preferred Stock described above.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

_____________________________________________________________________________
1.           Name of Reporting Persons.
SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
____________________________________________________________________________
NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000 (1)
OWNED BY
EACH                                9.           Sole Dispositive Power – 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000 (1)
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000 (1)
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)
8.1%
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO – limited liability company
_____________________________________________________________________________
(1) The shares of Common Stock being reported hereunder are beneficially owned by the Reporting Persons by virtue of the Reporting Persons’ ability to beneficially acquire such shares within the next sixty (60) days upon conversion of all or a portion of the 100,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, that were issued by the Issuer to Zell Credit Opportunities Master Fund, L.P. on April 7, 2010.
(2) Based on 11,363,272 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended February 28, 2010, and assuming conversion of the 100,000 shares of Series B Voting Convertible Preferred Stock described above.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

_____________________________________________________________________________
1.           Name of Reporting Persons.
Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
____________________________________________________________________________
NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000 (1)
OWNED BY
EACH                                9.           Sole Dispositive Power – 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000 (1)
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000 (1)
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)
8.1% (2)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO – limited liability company
_____________________________________________________________________________
(1) The shares of Common Stock being reported hereunder are beneficially owned by the Reporting Persons by virtue of the Reporting Persons’ ability to beneficially acquire such shares within the next sixty (60) days upon conversion of all or a portion of the 100,000 shares of Series B Voting Convertible Preferred Stock, par value $1.00 per share, that were issued by the Issuer to Zell Credit Opportunities Master Fund, L.P. on April 7, 2010.
(2) Based on 11,363,272 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended February 28, 2010, and assuming conversion of the 100,000 shares of Series B Voting Convertible Preferred Stock described above.

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

ITEM 1.                      Security of the Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”).  The Issuer’s principal executive office is located at 7094 South Revere Parkway, Centennial, Colorado  80112-3932.

ITEM 2.                      Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Series B Preferred Stock:  Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“ZCOF”); Zell Credit Opportunities (GenPar), L.L.C., a Delaware limited liability company (“GP”); EGI Investment Manager, L.L.C., a Delaware limited liability company (“Manager”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  ZCOF, GP, Manager, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

ZCOF is a limited partnership and has no officers.  GP is the general partner of ZCOF.  Manager is the investment manager of ZCOF and GP.

The officers of each of General Partner and Manager are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. (“EGI”)
William Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President; Managing Director of EGI
David Contis	Vice President; Managing Director of EGI
Kathleen Steele	Vice President; Managing Director of EGI
Jon Wasserman	Vice President; Managing Director of EGI

SZI is the managing member of GP.  The officers of SZI are as follows:

Samuel Zell	President; President and Chairman of EGI
William Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President; Managing Director of EGI

SZI and Manager are indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”).  The trustee of each of the Trusts is Chai Trust.  The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI and General Counsel of Tribune Company
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and a Managing Director of EGI
Robert M. Levin
Senior Trust Officer and a Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is a Managing Director of EGI
Jon Wasserman	Managing Director of Chai Trust. Mr. Wasserman is a Managing Director of EGI

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, David Contis, Kathleen Steele, Jon Wasserman, Donald Liebentritt, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, Jon Wasserman and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

On April 7, 2010, ZCOF and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement,” which is filed as Exhibit 1 to this Statement), pursuant to the terms of which ZCOF agreed to purchase, for an aggregate purchase price of $40,000,000, (i) 100,000 shares of Series A 15.0% Cumulative Non-Voting Non-Convertible Preferred Stock (“Series A Preferred Stock”) and (ii) 100,000 shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”) of the Issuer.  The transactions contemplated by the Purchase Agreement were completed on April 8, 2010.

All funds used in the acquisition by ZCOF of shares of Series A Preferred Stock and Series B Preferred Stock were obtained from the working capital of ZCOF.  No additional funds will be required for the conversion of the Series B Preferred Stock into shares of Common Stock of the Issuer.

ITEM 4.                      Purpose of the Transaction.

ZCOF effected the acquisition of 100,000 shares of Series B Preferred Stock, which are initially convertible into 1,000,000 shares of Common Stock (subject to adjustment as set forth in the Articles of Amendment designating the Series B Preferred Stock), solely for the purpose of investment and intends to review this investment on a continuing basis.  Depending on various factors, including but not limited to ZCOF’s business, financial position, strategic direction and prospects, price levels of the Common Stock of the Issuer, conditions of the securities markets, and general economic and industry conditions, but subject to the Standstill Agreement (described in Item 6 below), ZCOF may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, ZCOF may, from time to time, acquire or cause its affiliates to acquire additional shares of Common Stock or Preferred Stock of the Issuer, dispose of some or all of its Common Stock or Preferred Stock of the Issuer or continue to hold the same (or any combination or derivative thereof).  In addition, without limitation, but subject to the Standstill Agreement, ZCOF may directly or indirectly engage in discussions with members of management, directors and stockholders of the Issuer and other parties concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, ZCOF has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that ZCOF may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.                      Interest in Securities of the Issuer.

(a) and (b) To the knowledge of the Reporting Persons, there were 11,363,272  shares of Common Stock of the Issuer outstanding on April 8, 2010, based on the Issuer’s Form 10-Q for the period ended February 28, 2010, not including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.  The 1,000,000 shares of Common Stock beneficially owned by ZCOF as of April 8, 2010, as to which each of GP, Manager, SZI and Chai Trust share voting and dispositive power, represent approximately 8.1% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 of the Securities and Exchange Commission.  None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by ZCOF.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transactions contemplated by the Purchase Agreement, ZCOF and the Issuer entered into an Investor Rights Agreement, dated April 7, 2010 (the “Investor Rights Agreement,” which is filed as Exhibit 2 to this Statement), and a Standstill Agreement, dated April 7, 2010 (the “Standstill Agreement,” which is filed as Exhibit 3 to this Statement).

The Investor Rights Agreement provides, among other things, that the Issuer will file a “resale” registration statement (the “Initial Registration Statement”) with the SEC covering all of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock within 45 days of the closing of the investment transaction.  If any shares are unable to be included on the Initial Registration Statement, the Issuer has agreed to file subsequent registration statements until all of the shares have been registered.  Under the terms of the Investor Rights Agreement, the Issuer is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions. Liquidated damages equal to 0.5% per month of the amount paid by ZCOF for the Series A Preferred Stock and Series B Preferred Stock will be triggered for any filing or effectiveness failures.  The Investor Rights Agreement also grants ZCOF certain information rights, as well as a right of first offer to purchase any equity securities of the Issuer, or any other security convertible into, or any option, warrant or right to acquire, such equity securities, in any transaction other than (i) a bona fide firm commitment underwritten public offering or (ii the issuance of compensatory stock options to employees of the Issuer in the ordinary course of business.

The Standstill Agreement provides that until the second anniversary of the closing of the transaction, ZCOF shall not, without the approval of a majority of the directors of the Issuer who are not affiliated with ZCOF, and subject to certain exceptions, (i) acquire voting securities of the Issuer, (ii) nominate any directors other than the director entitled to be elected by the holders of the Series A Preferred Stock, (iii) solicit proxies with respect to any voting securities of the Issuer, or (iv) transfer any Series B Preferred Stock or Series A Preferred Stock.

Under the terms of the Series A Preferred Stock designated by the Issuer, the holders of shares of Series A Preferred Stock (currently ZCOF), are entitled to elect one director to serve on the Issuer’s Board of Directors, including the right to remove such director and elect replacement or substitute directors.  The terms of the Series A Preferred Stock also obligate the Issuer to obtain the consent of the holders of a majority of the Series A Preferred Stock in order to take certain actions, including without limitation payment of dividends to the holders of Common Stock, redeeming Common Stock and incurring additional indebtedness that exceeds a specified ratio.

The foregoing descriptions of the Purchase Agreement, Investor Rights Agreement and Standstill Agreement are qualified in their entirety by reference to copies of such agreements, which are filed as exhibits to this Schedule 13D, and the Articles of Amendment filed by the Issuer to designate the Series A Preferred Stock and Series B Preferred Stock, which have been filed by the Issuer as exhibits to its reports filed with the Securities and Exchange Commission.

Except for the matters described in this Schedule, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

1.	Securities Purchase Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).
2.	Investor Rights Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).
3.	Standstill Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 19, 2010

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.
Its: General Partner

By: /s/ Philip G. Tinkler
-------------------------------------
Vice President

ZELL CREDIT OPPORTUNITIES (GENPAR), L.L.C.

By: /s/ Philip G. Tinkler
-------------------------------------
Vice President

EGI INVESTMENT MANAGER, L.L.C.

By: /s/ Philip G. Tinkler
-------------------------------------
Vice President

SZ INVESTMENTS, L.L.C.

By: /s/ Philip G. Tinkler
-------------------------------------
Vice President

CHAI TRUST COMPANY, LLC

By: /s/ Philip G. Tinkler
-------------------------------------
Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 707051108	13D	Page of [INSERT PAGE NUMBER]

EXHIBIT INDEX

1.	Securities Purchase Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).
2.	Investor Rights Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).
3.	Standstill Agreement, dated April 7, 2010, between the Issuer and ZCOF (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 9, 2010).